UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 15, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – The Station East Owner III, LLC

On December 15, 2021, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $16,000,000 (the “Station East Senior Loan”). The Borrower, The Station East Owner III, LLC, a Delaware limited liability company (“Station East”), used the loan proceeds to acquire 475,000 square feet of land generally located at the of southeast corner of Decoto Road & 7th Street, Union City, CA 94587, (the “Station East Property”). Station East intends to complete architecture design and civil plans and secure permits for the project.

Station East is managed by the principal of Integral Communities, Craig Manchester. Integral Communities has completed approximately 30 projects totaling roughly 6,000 for-sale lots and 2,300 multifamily units. The projects are valued in excess of $1 billion.

The Station East Property is composed of two parcels, both of which are improved with industrial warehouses.

On the original closing date of the Station East Senior Loan, Station East was capitalized with approximately $4,800,000 of equity capital from their sponsor.

The Station East Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, December 15, 2022 (the “Station East Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the Station East Senior Loan amount, paid directly by Station East.

Station East has the ability to extend the Station East Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and Station East will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.5%.

The Eugene and Maxine Rosenfeld Family Trust serves as the Station East Senior Loan’s guarantor, and provided customary springing and carve-out guarantees.

As of its closing date, the Station East Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 77%. The LTC ratio is the amount of the Station East Senior Loan divided by the land purchase price and associated costs of the land development. As of its closing date, the Station East Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 76.9%. The LTV ratio is the amount of the Station East Senior Loan, divided by the December 2021, third-party appraised value of the Station East Property only. There can be no assurance that such value is correct.

The Station East Property is located in Union City, CA within the San Francisco MSA, approximately 31 miles southeast of San Francisco. The Station East Property is within close proximity to parks, shops, restaurants and the employment centers in San Francisco, Oakland and Silicon Valley.

As the Station East Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     December 21, 2021